SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER:  1-12992

   (Check One)
   [  ] Form 10-K and Form 10-KSB     [  ] Form 20-F     [  ] Form 11-K
   [ X ] Form 10-Q and Form 10-QSB     [  ] Form N-SAR

        Form Period Ended:  June 30, 1997

   [  ] Transition Report on For 10-K
   [  ] Transition Report on Form 20-F
   [  ] Transition Report on Form 11-K
   [  ] Transition Report on For 10-Q
   [  ] Transition Report on Form N-SAR

        Form the Transition Period Ended:    ______________________


        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
             _______________________________________________________

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________

             ______________________________________________________

   Part I - Registrant Information
             ______________________________________________________

   Full Name of Registrant:           NuMED Home Health Care, Inc.
   Former Name if Applicable:
   Address of Principle Executive
   Office (Street and Number):        5770 Roosevelt Boulevard, Suite 700
   City, State and Zip Code:          Clearwater, Florida  33760

             _______________________________________________________

   PART II - Rules 12b-25(b) and (c)
             ______________________________________________________

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K for Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

         ______________________________________________________________

   Part III - Narrative
         _______________________________________________________________

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 10-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        NuMED Home Health Care, Inc. relocated their entire financial offices from Cleveland, OH to Clearwater, FL. Additional effort in providing accurate financial data was required.
        The Company is in the middle of converting all their financial accounting and billing systems to a single point of entry system. The process delayed the timely and accurate output of financial information.
        The entire financial staff of the financial offices in Cleveland, OH did not transition with the Company to Florida. This included the Principle Accounting Officer, the Assistant Controller, and the payroll personnel.

          ____________________________________________________________

   Part IV - Other Information
          ____________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification:

                                           (813) 524-3227
                  (Name)              (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
   [X] Yes   [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   [X] Yes   [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             _______________________________________________________

                      NuMED HOME HEALTH CARE, INCORPORATED
                  (Name of Registrant as specified in charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


   Date:  August 15, 1997             By:  /s/ Jugal K. Taneja
                                      Name Jugal K. Taneja
                                      Title Chairman of the Board, Chief
                                           Executive Officer